SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE, 2003

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK

(Translation of Registrant’s Name into English)

Calle 50 y Aquilino de la Guardia

Apartado 6-1497

El Dorado, Panama City

Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒                 Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐                 No ☒

If “Yes” is marked, indicate below the file assigned to the registrant in connection with Rule 12g-3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

June 18, 2003

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.

By:	/s/ Pedro Toll

Pedro Toll
General Manager

This Form 6-K, dated June 18, 2003, is hereby incorporated by reference into the Registration Statement on Form F-2 of Banco Latinoamericano de Exportaciones, S.A. (“BLADEX”), as amended (File No. 333-101901).

INDEX OF EXHIBITS

Exhibit 99.(I) – Press Release, dated June 18, 2003, relating to the announcement of the subscription price for shares purchased in BLADEX’s rights offering.